  Exhibit 99.1

High Tide Reports First Quarter 2024 Financial Results Featuring Record Revenue, Record Adjusted EBITDA, and Third Consecutive Quarter of Positive Free Cash Flow as well as Break-Even Net Income

First Quarter Results Include Revenue of $128.1 Million, Adjusted EBITDA of $10.4 Million, and $3.6 Million of Free Cash Flow

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated August 31, 2023, to its short form base shelf prospectus dated August 3, 2023.

•	The Company is Now the Second-Largest Cannabis Retailer in North America by Store Count[1]
•	High Tide Remains the Highest Revenue Generating Cannabis Company Reporting in Canadian Dollars[2]
•	The Company Generated $3.6 Million of Positive Free Cash Flow[3] in the Quarter, Despite a $5.4 Million Reduction in Accounts Payable and Accrued Liabilities. Over the Last Three Quarters, the Company Generated $13.3 Million Dollars in Free Cash Flow
•	The Company Generated Breakeven Net Income With Fully Diluted Earnings Per Share of $0.00 Versus $(0.05) in the First Fiscal Quarter of 2023. The Company Also Generated Record Income From Operations of $2.8 Million, Versus $(3.9) Million in the First Fiscal Quarter of 2023
•	16th Consecutive Quarter of Positive Adjusted EBITDA[4], Representing a 90% Increase Year-Over-Year and 25% Sequentially, Marking the Company's 6th Straight Quarter of Record Positive Adjusted EBITDA
•	The Company's Adjusted EBITDA Margin of 8.1% Marked Large Increases vs 4.7% Year-Over-Year, and From 6.6% Sequentially
•	During the First Fiscal Quarter of 2024, Canna Cabana Held Over 19% of the Cannabis Retail Market Share in Alberta and 9% in Ontario. Across the Five Provinces in Which the Company Has a Presence, Canna Cabana Represented Over 10% of the Market Share in Dollars While Only Representing Approximately 4.7% of the Total Cannabis Retail Store Count in Those Provinces[5]
•	The Company Remains the Largest Non-Franchised Cannabis Retailer in Canada With 165 locations and Over 1.32 Million Cabana Club Members, Approximately 32,000 ELITE Members and a Global Customer Database Surpassing 5 Million

CALGARY, AB, March 15, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, today released its financial results for the first fiscal quarter of 2024 ended January 31, 2024, the highlights of which are included in this news release. The full set of consolidated financial statements for the three months ended January 31, 2024, and the accompanying management's discussion and analysis can be accessed by visiting the Company's website at www.hightideinc.com, its profile pages on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov.

First Fiscal Quarter 2024 - Financial Highlights:

•	Revenue increased to $128.1 million in the first fiscal quarter of 2024 compared to $118.1 million during the same period in 2023, representing an increase of 8% year-over-year and 1% sequentially
•	Gross profit increased to $36.0 million in the first fiscal quarter of 2024 compared to $32.2 million during the same period in 2023, representing an increase of 12% year-over-year and 9% sequentially
•	Gross profit margin in the three months ended January 31, 2024, was 28%, representing an increase from 26% in the fourth fiscal quarter of 2023 and 27% during the entirety of 2023
•	Adjusted EBITDA increased to $10.4 million in the first fiscal quarter of 2024 compared to $5.5 million during the same period last year, representing an increase of 90% compared to the same period in 2023 and 25% sequentially. Adjusted EBITDA margin increased to 8.1%, representing a significant increase from 4.7% year-over-year and 6.6% sequentially
•	Salaries, wages, and benefits represented 12% of revenue in the first fiscal quarter of 2024, which was consistent year-over-year and sequentially
•	Given the strong cost controls the Company has been implementing, general and administrative expenses represented 4.4% of revenue in the first fiscal quarter of 2024, which improved from 6.3% year-over-year and 5.3% sequentially
•	Revenue from the Cabanalytics Business Data and Insights platform, including ad revenue, was a record $7.3 million for the first fiscal quarter of 2024, compared to $6.6 million year-over-year, and $6.8 million sequentially, representing increases of 11% and 8% respectively
•	For locations operational throughout the first fiscal quarter of 2024 and 2023, same-store sales increased by 7% year-over-year. Sequentially, same-store sales remained consistent across Canna Cabana while total cannabis retail sales across Canada, excluding Quebec, were down 6%, including the impact of new store growth[6]
•	The Company continued the rollout of ELITE, the first-of-its-kind cannabis paid loyalty program in Canada, with membership reaching approximately 32,000, representing an increase of 237% year-over-year and 14% since January 29, 2024, which is the fastest pace of onboarding since ELITE was launched in late 2022
•	Cash on hand as of January 31, 2024, totalled $28.7 million compared to $23.7 million as of January 31, 2023, and $30.1 as of October 31, 2023. This includes the impact of a $2.8 million one-time cash payment to pay down a convertible debenture in the first fiscal quarter of 2024
__________________________
[1] As reported by ATB Capital Markets based on store counts as of February 8, 2024
[2] Based on reporting by New Cannabis Ventures as of March 15, 2024. For the New Cannabis Ventures' senior listing, segmented cannabis-only sales must generate more than US$25 million per quarter (CAD$31 million) - for full details, see: https://www.newcannabisventures.com/cannabis-company-revenue-ranking/
[3] The Company defines free cash flow as net cash provided by (used in) operating activities minus sustaining capex minus lease liability payments. Sustaining Capex is defined as leasehold improvements and maintenance spending required in the existing business. The most directly comparable financial measure is net cash provided by operating activities, as disclosed in the consolidated statement of cash flows. It should not be viewed as a measure of liquidity or a substitute for comparable metrics prepared in accordance with IFRS.
[4] Adjusted EBITDA is a non-IFRS financial measure
[5] Based on data for the months of November 2023 & December 2023 and Hifyre data for January 2024, excluding the province of Quebec, and as per data from Statistics Canada and Provincial regulators
[6] Based on data for the months of August to December 2023 and Hifyre data for January 2024, excluding the province of Quebec, and as per data from Statistics Canada and Provincial regulators

"I am very proud to announce that High Tide has reached break-even net income this quarter, which is a critical milestone in our ongoing corporate trajectory and is a rarity in the global cannabis space. While there has been industry-wide softening of Canadian cannabis sales in the post-holiday months and having made essentially no acquisitions in over a year, I am proud to report that our Company continues to grow organically and has never had a sequential decline in revenue since going public in 2018. Our focus on responsible growth is leading to robust free cash flow generation, which has totalled over $13 million during the past three quarters. Due to our strong cost controls, we have generated significant increases in our Adjusted EBITDA margin as shown by achieving a level of 8.1% this quarter versus 4.7% in the first fiscal quarter of 2023. Given our size and scale, we are seeing the positive impact of operating leverage. For instance, while revenue increased by 1% sequentially, we were able to increase Adjusted EBITDA by 25%, resulting in a record Adjusted EBITDA of $10.4 million. While CCAA filings continue in the Canadian cannabis sector, our balance sheet remains strong, supported by our free cash flow profile,"  said Raj Grover, Founder and Chief Executive Officer of High Tide.

"Our ELITE program continues to be the biggest differentiator in our innovative discount club model and is yielding results ahead of our expectations. We welcomed new ELITE members at the fastest pace since inception, and our Cabana Club now includes approximately 32,000 paid members as part of the overall membership base, which now exceeds 1.32 million members and growing. Accordingly, we see a tremendous opportunity to continue upgrading many more base members to ELITE. We have reached over 10% market share across the five provinces where we operate. Our long-term goal is to reach 15% market share while operating approximately 300 retail stores across Canada. I look forward to announcing a number of new exciting Ontario Canna Cabana locations in the coming weeks. We are also very excited about our announcement this morning related to our agreement to acquire Queen of Bud, an innovative and well-established Canadian cannabis brand with a particularly strong appeal amongst female cannabis connoisseurs. This acquisition will help bolster our roster of in-house brands, which will also deliver premium, higher-margin white-label product offerings to our ELITE and Cabana Club members. Finally, alongside the enormous growth opportunities in front of us in Canada, we continue to closely monitor developments in Germany, where legislative changes could enable Canna Cabana to participate in cannabis bricks-and-mortar retail by mid-2025. I would like to thank our hard-working team and our loyal customers for another fantastic quarter, and I remain very enthusiastic for what lies ahead," added Mr. Grover.

First Quarter 2024 - Operational Highlights (Nov 1- Jan 31):

•	The Company opened 7 new stores: 1 in British Columbia, 2 in Alberta, 1 in Saskatchewan, 1 in Manitoba and 2 in Ontario
•	The Company entered Ontario's third-largest city, Mississauga, after spearheading efforts to convince the city council to opt into cannabis retail sales
•	The Company successfully completed a restructuring of approximately $8.9 million of the Company's outstanding debt held by a key industry lender under a senior secured convertible debenture issued on July 23, 2020, as amended, maturing on January 1, 2025. With this move and a subsequent cash payment made during the quarter, the current balance remaining on this debenture is $1.0 million
•	The Company reported that certain officers, directors, and consultants led by the Company's Founder and Chief Executive Officer, in the aggregate, acquired 125,917 common shares in the capital of High Tide on the open market between November 20 and November 21 at an average price of $1.88 per Common Share. These purchases come in addition to similar insider buying of shares, which occurred in March 2023

Subsequent Events (Feb 1 - present):

•	As of March 15, 2024, memberships in the Cabana Club loyalty program increased to over 1.32 million, up from 975,000 members as of March 18, 2023, and 1.28 million as of January 29, 2024, representing increases of 35% and 3%, respectively
•	As of March 15, 2024, ELITE memberships have grown to approximately 32,000 members, up from 28,000 as of January 29, 2024, representing an increase of 14% sequentially
•	The Company announced the opening of 2 new stores in Ontario
•	The Company strengthened its Canadian supply chain through a limited distribution agreement with Manitoba Liquor and Lotteries
•	For the second time in three years, High Tide was recognized as a top 10 ranked company in the diversified industries sector by the TSX Venture 50
•	The Company announced that it has entered into a definitive agreement pursuant to which High Tide will acquire all IP, including trademarks and other assets of the Queen of Bud cannabis and lifestyle brand
•	The Company grew its World Vision sponsorship support to 330 children internationally after committing to sponsoring two additional children for every new store that opens in Canada

Selected financial information for the first quarter ended January 31, 2024:

(Expressed in thousands of Canadian Dollars)

	Three months ended January 31
	2024	2023	Change
	$	$
Revenue	128,068	118,076	9%
Gross Profit	35,994	32,181	12%
Gross Profit Margin	28%	27%	1%
Total Operating Expenses	(33,202)	(36,103)	(8%)
Adjusted EBITDA	10,435	5,500	90%
Income (loss) from Operations	2,792	(3,922)	171%
Net loss	(5)	(3,862)	100%
Loss per share (Basic and Diluted)	(0.00)	(0.05)	99%

The following is a reconciliation of Adjusted EBITDA to Net Loss:

	Three Months Ended January 31
	2024	2023
Net (loss) income	(5)	(3,862)
Income/deferred tax recovery	(233)	(1,236)
Accretion and interest	1,743	1,814
Depreciation and amortization	6,848	7,986
EBITDA [7]	8,353	4,702
Foreign exchange loss (gain)	5	(15)
Transaction and acquisition costs	515	664
Gain revaluation of put option liability	(300)	(1,261)
Share-based compensation	795	1,436
Loss (gain) on revaluation of marketable securities	77	(8)
Other losses	755	-
Loss (gain) on extinguishment of financial liability	235	(18)
Adjusted EBITDA [7]	10,435	5,500
___________________________

[7] Earnings before interest, taxes, depreciation, and amortization ("EBITDA") and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are, therefore, unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company's operating performance and, therefore, highlight trends in the Company's core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

Free Cash Flow ³	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Net cash provided by (used in) operating activities	6,873	9,637	7,545	1,365
Sustaining Capex	(511)	(1,080)	(705)	(625)
Lease Liability Payments	(2,754)	(2,870)	(2,789)	(2,691)
Free Cash Flow	3,608	5,687	4,051	(1,951)

3 The Company defines free cash flow as net cash provided by (used in) operating activities minus sustaining capex minus lease liability payments. Sustaining Capex is defined as leasehold improvements and maintenance spending required in the existing business. The most directly comparable financial measure is net cash provided by operating activities, as disclosed in the consolidated statement of cash flows. It should not be viewed as a measure of liquidity or a substitute for comparable metrics prepared in accordance with IFRS.

Outlook

High Tide continues to lead the Canadian cannabis retail landscape as the largest non-franchised retailer across Canada, with 165 locations. The Company's rapid progress can be attributed to the success of its innovative discount club model, which includes the ELITE paid membership program and the Cabana Club supported by its online global customer base. ELITE memberships are on the rise having grown at its fastest pace since inception over the past quarter. The Company's Cabana Club loyalty program has also shown impressive increases, with membership now exceeding over 1.32 million. Given the Company's goal to add 20-30 new Canna Cabana locations during this calendar year, the Company anticipates new Cabana Club members will continue to join its loyalty program throughout the year. Currently, ELITE offerings make up 12% of SKUs, which is up from 2% a year ago, and the Company continues to lay the groundwork to reach its communicated goal of 20-30% of in-store inventory cater towards ELITE. As we continue to scale up these exclusive ELITE product offerings, we expect membership numbers to continue rising.

The Company currently holds an average of over 10% market share in dollars across the provinces where it operates. The Company anticipates reaching 15% market share in Canada, driven by organic store openings, as well as strategic and accretive M&A to reach its target of 300 Canna Cabana locations in the long term.

The Company currently has 120 stores equipped with its Fastendr technology. The Company anticipates completing this rollout in the remainder of its store portfolio prior to the end of this fiscal year. With the recently announced acquisition of the Queen of Bud brand, the Company looks forward to developing and launching innovative high-margin cannabis and consumption accessory offerings to its ELITE and Cabana Club membership base.

The Company has generated over $13.3 million in free cash flow during the past three quarters and intends to remain free cash flow positive through fiscal 2024, although the quantum of free cash flow generation could vary in any given quarter, depending on the nature of working capital requirements needed to launch and ramp up new locations to maturity. A robust balance sheet, coupled with strong cost controls, should enable High Tide to take full advantage of opportunities to expand its network of Canna Cabana retail stores across Canada, focused on Ontario.

High Tide Earnings Event Webcast

The Company will host a webcast and conference call to discuss the Financial Statements at 11:30 AM (Eastern Time) on Monday, March 18, 2024.

Webcast Link for High Tide Earnings Event:  https://events.q4inc.com/attendee/213860866

Participants may pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a webcast replay will be available at the same link above.

Participants who wish to ask questions during the event may do so through the call-in line, the access information for which is as follows:

Participant Details:

Canada (Local):                     1 226 828 7575
Canada (Toll-Free):                1 833 950 0062
United States (Local):            1 404 975 4839
United States (Toll-Free):       1 833 470 1428
Global Dial-In Numbers:         https://www.netroadshow.com/events/global-numbers?confId=59676
Participant Access Code:       146693

*Participants will need to enter the participant access code before being met by a live operator*

ATM PROGRAM QUARTERLY UPDATE

Pursuant to the Company's at-the-market equity offering program (the "ATM Program") that allows the Company to issue up to $30 million (or the equivalent in U.S. dollars) of common shares ("Common Shares") from the treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 - Shelf Distributions and the policies of the TSX Venture Exchange (the "TSXV"), the Company announces that, during its first fiscal quarter ended January 31, 2024, the Company issued an aggregate of 1,400 Common Shares over the TSXV and Nasdaq Capital Market ("Nasdaq"), for aggregate gross proceeds to the Company of $3 thousand.

Pursuant to an equity distribution agreement dated August 31, 2023, entered into among the Company, ATB Capital Markets Inc. and ATB Capital Markets USA Inc. (the "Agents"), associated with the ATM Program (the "Equity Distribution Agreement"), a nominal cash commission on the aggregate gross proceeds raised was paid to the Agents in connection with their services under the Equity Distribution Agreement during the first fiscal quarter ended January 31, 2024.

The Company intends to use the net proceeds of the ATM Program, if any, and at the discretion of the Company, to fund strategic initiatives it is currently developing, to support the growth and development of the Company's existing operations, funding future acquisitions as well as working capital and general corporate purposes.

Common Shares issued pursuant to the ATM Program are issued pursuant to a prospectus supplement dated August 31, 2023 (the "Canadian Prospectus Supplement") to the Company's final base shelf prospectus dated August 3, 2023, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (the "Canadian Shelf Prospectus") and pursuant to a prospectus supplement dated August 31, 2023 (the "U.S. Prospectus Supplement") to the Company's U.S. base prospectus dated August 3, 2023 (the "U.S. Base Prospectus") included in its registration statement on Form F-10 (the "Registration Statement") and filed with the U.S. Securities and Exchange Commission (the "SEC"). The Canadian Prospectus Supplement and Canadian Shelf Prospectus are available for download from SEDAR+ at www.sedarplus.ca, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and Registration Statement are accessible via EDGAR on the SEC's website at www.sec.gov.

The ATM Program is effective until the earlier of (i) the date that all Common Shares available for issue under the ATM Program have been sold, (ii) the date the Canadian Prospectus Supplement in respect of the ATM Program or Canadian Shelf Prospectus is withdrawn and (iii) the date that the ATM Program is terminated by the Company or Agents.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer in North America by store count8. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 165 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both the 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

____________________________
[8] As reported by ATB Capital Markets based on store counts as of February 8, 2024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding:

The Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions, expansions and store openings); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory, or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the distribution methods expected to be used by the Company to deliver its product offerings; the Company's strategic investments and capital expenditures, and related benefits; changes in general and administrative expenses; future business operations and activities and the timing and performance thereof; the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company and its ability to fund its working capital requirements and forecasted capital expenditures; the competitive landscape within which the Company operates and the Company's market share or reach; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business upon the timelines indicated herein, and the Company remaining on a positive growth trajectory; same-store sales continuing to increase; the Company making meaningful increases to its revenue profile; the Company completing the development of its cannabis retail stores; the announcement of new Ontario stores and the Company's plan to focus its expansion in Ontario; the Company's ability to continue to generate consistent free cash flow from operations and from financing activities; free cash flow allowing the Company reaccelerate the pace of organic store openings; the Company achieving sustained growth while remaining free cash flow positive; the Company's ability to maximize shareholder value; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent and proposed acquisitions, and the Company's ability to successfully integrate the operations of any business acquired within the Company's business; the anticipated sales from continuing operations; Cabana Club and ELITE loyalty programs membership continuing to increase; the anticipated changes to and effects of the ELITE program on the business and operations of the Company; the Company expanding its Canna Cabana brand internationally; the Company hitting its forecasted revenue and sales projections; the intention of the Company to complete the ATM Program and any additional offering of securities of the Company; the aggregate amount of the total proceeds that the Company will receive pursuant to the ATM Program and/or any future offering; the Company's expected use of the net proceeds from the ATM Program and/or any future offering; the listing of Common Shares offered in the ATM Program and/or any future offering; the anticipated effects of the ATM Program and/or any future offering on the business and operations of the Company; legislative changes occurring in Germany with respect to adult use cannabis and its intended effects; the Company continuing to build on its success in the Canadian market; adult use pilot projects on specialty cannabis shops occurring in 2025; the ability of the Company to capture additional market share in the amount and on the timelines indicated herein; the ability of the Company to reach its goal of 300 stores through strategic and accretive M&A and organic store openings; the completion of the rollout of Fastendr on the timelines indicated herein; the closing of announced acquisitions; the ability of the Company to develop and launch innovative cannabis and consumption accessory offerings; and the Company building a top-tier global adult-use cannabis brand.

Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of applicable securities legislation about prospective results of operations, financial position or cash flows, which is subject to the same assumptions, risk factors, limitations, and qualifications as set out in the above "Cautionary Note Regarding Forward-Looking Statements". FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. FOFI does not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as of the applicable date. However, because this information is highly subjective and subject to numerous risks, readers are cautioned not to place undue reliance on the FOFI as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI.

Importantly, the FOFI contained in this press release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company's products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company's business, (iii) the Company's ongoing inventory levels, and operating cost estimates, and (iv) the Company's net proceeds from the ATM Program and future financings. The FOFI or financial outlook contained in this press release do not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and under the heading "Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this press release should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this press release. Except as required by Canadian securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

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For further information: Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 16:01e 15-MAR-24